Exhibit 99.1

Resolution of the Board of Directors

On January 24, 2018, the Board of Directors of POSCO resolved on the following:

1. Annual General Meeting of Shareholders (the “General Meeting”)

• Date and Time (Tentative): March 9, 2018 at 09:00 am (KST)

• Place (Tentative) : POSCO Center, Art Hall, 440 Teheran-ro, Gangnam-gu, 135-777 Seoul.

2. Year-end Dividend Payment

Year-end Cash Dividends per Share (KRW)	3,500
Dividend Ratio to Market Value (%)	1.0
Record Date	December 31, 2017
Proposed Dividend Payment Date	April 9, 2018
Year-end Dividend (KRW)	279,998,614,000
Total Annual Dividend per Share(KRW)	8,000
— Year-end Dividend per Share(KRW)	3,500
— Quarterly Dividend per Share(KRW)	4,500